

March 21, 2014

Via E-mail
Mr. Neil Fallon
Chief Executive Officer
American Brewing Company, Inc.
180 West Dayton Street, Warehouse 102
Edmonds, WA 98020

> **Re: American Brewing Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 7, 2014**
> **File No. 333-193725**

Dear Mr. Fallon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment 1 in our letter dated February 28, 2014. Please ensure your next amendment provides updated financial statements as required by Rule 8-08 of Regulation S-X and provide an updated accountants' consent, if appropriate.

2. We note your response to comment 3 in our letter dated February 28, 2014, and we reissue the comment. Please revise the registration statement to include an explanatory note addressing the primary and secondary offerings and the extent to which they are different. In addition, since it appears that you do not intend to use alternate pages for sections of the prospectus that are specific to the offering (e.g., the use of proceeds section), please revise to specify which sections of the prospectus are specific to the primary or secondary offering.

3.　　We note your response to comment 5 in our letter dated February 28, 2014. Please revise to clarify that if the shares are quoted on the OTCBB, the price at which selling shareholders will sell their shares, whether the prevailing market price or a privately negotiated price, may be less than $0.50 per share.

The company officers and directors will continue to exercise significant control over our operations …, page 17

4.　　We note your response to comment 12 in our letter dated February 28, 2014. Please revise to clarify the percentage of combined voting power of the common and preferred stock held by members of management and the board of directors before and after the offering. Please also revise the beneficial ownership table to provide this information for each member of management and the board of directors. For example, assuming completion of the sale of all shares in the offering, it appears that Mr. Fallon and Ms. Anderson will hold 85.9% and 10.34% of the combined voting power of the common stock and preferred stock, respectively.

Use of Proceeds, page 19

5.　　We note your response to comment 14 in our letter dated February 28, 2014. Please revise to briefly clarify how the equipment referenced fits into your business expansion plan. In addition, please clarify how the remodel of the tasting room and the new brew house relate to your business expansion plan. Please also revise to briefly outline the proposed timeline for your business expansion plan. For example, your disclosure suggests that you intend to package your product in 12-ounce cans, 22-ounce bottles, 1/2 bbl kegs and 1/6 bbl kegs, but it is not clear when you expect to begin packaging and distributing your product in those forms. It is also not clear when you expect to complete the tasting room remodel or the brew house upgrade.

6.　　We note your response to comment 15 in our letter dated February 28, 2014. Please revise to clarify material changes relating to the "many advantageous effects" of the planned upgrade of the brew house from a 15-barrel brew house to a 30-barrel, steam-heated brew house.

Description of Our Business, page 30

Distribution, page 32

7.　　We note your response to comment 24 in our letter dated February 28, 2014 and the reference on page 32 to sales split "60% in barrel form and 40% packaged in bottle form." Please revise to clarify the nature of the retail purchasers and the size of the bottles, which appears to be 22 ounces. Additionally, please clarify here and where appropriate the size of a barrel, whether it is industry jargon for a keg, and the extent to which you sell multiple sizes of barrels.

Management's Discussion and Analysis or Plan of Operation, page 36

Liquidity and Capital Resources, page 40

8.   We note your response to comment 39 in our letter dated February 28, 2014 regarding media reports of a million-dollar expansion program. As requested, please tell us whether such an expansion project is underway and, if so, revise to address it, including the amounts that have already been spent and other amounts that you seek to spend in the future from identified sources.

Security Ownership of Certain Beneficial Owners and Management, page 43

9.   We note your response to comment 43 in our letter dated February 28, 2014. Please revise the tabular disclosure to clarify the combined voting power of each director and officer both before and after the offering. For example, assuming completion of the sale of all shares in the offering, it appears that Mr. Fallon and Ms. Anderson will hold 85.9% and 10.34% of the combined voting power of the common stock and preferred stock, respectively. In this regard, we note that the disclosure in footnotes 6 and 7 to the common stock table is confusing. For example, footnote 6 indicates that the tabular disclosure for Mr. Fallon includes his ownership of common and preferred stock. However, the tabular disclosure appears to only reflect his ownership of common stock. Please revise accordingly.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Kenneth Bart, Esq.
       Bart and Associates, LLC